Exhibit 99.3

ATIF Holdings Limited

and

Leaping Group Co., Ltd.

_________________________________________________

Debt Conversion and Share Purchase Agreement

__________________________________________________

Table of Contents

1.	DEFINITIONS AND INTERPRETATION	2

2.	SHARE ISSUANCE	6

3.	CONDITIONS PRECEDENT	7

4.	POST CLOSING COVENANT	7

5.	CLOSING	7

6.	CONFIDENTIALITY	8

7.	WARRANTIES AND UNDERTAKING	8

8.	GENERAL RELEASE	16

9.	LOCK UP	16

10.	SURVIVAL AND INDEMNIFICATION	16

11.	TERMINATION	17

12.	GENERAL	17

13.	JURISDICTION AND ARBITRATION	18

14.	NOTICES	18

i

INDEX OF ANNEXES AND ATTACHMENTS

SCHEDULE	Description

Schedule 7.1.2	Leaping Companies

Schedule 7.1.6	Governmental Approvals

Schedule 7.1.7	Conflicts

Schedule 7.1.8	Issued and Outstanding Ordinary Shares of Leaping Group Co., Ltd

Schedule 7.1.9	Leaping Group Co., Ltd Agreements or Contracts

ii

DEBT CONVERSION AND SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made on the 8th day of April, 2020, by and among the following parties:

(1)	ATIF Holdings Limited, a company incorporated with limited liability under the laws of British Virgin Islands whose registered address is at 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola VG1110, British Virgin Islands (the “ATIF”); and

(2)	Leaping Group Co., Ltd., a Cayman Islands exempted company, with its registered address at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (the “Leaping”).

ATIF and Leaping are sometimes referred herein individually as a “Party” and collectively, as the “Parties”.

RECITALS

WHEREAS

(A)	ATIF is a listed company listed on the Nasdaq Capital Market (Symbol: ATIF);

(B)	Leaping Companies (as defined below) is engaged in the business of multi-channel advertising (the “Multi-Channel Advertising Business”), event planning and execution (the “Event Planning and Execution Business”), film and TV program production (the “Film Production Business”), and movie theater operating business (the “Movie Theater Operating Business”).

(C)	On January 14, 2020, ATIF provided a loan to the Leaping and its subsidiary, Yuezhong Media Co. in the amount of US$950,000 pursuant to a Loan Agreement (“Loan”);

(D)	On December 10, 2018, pursuant to a Consulting Agreement (“Consulting Agreement”) between Leaping and Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“QAT”), a company controlled by the ATIF’s subsidiary via a VIE structure, Leaping agreed to pay QAT US$1,500,000 in consulting fees of which US$901,000 still remains outstanding (“Unpaid Consulting Fees”);

(E)	As a result of the Loan and the Unpaid Consulting Fees, Leaping owes to ATIF, directly or indirectly, an aggregate amount of US$1,851,000 (“Debt”);

(F)	Leaping has requested that ATIF converts all of its Debt into 1,017,362 ordinary shares, par value $0.00284 per share of Leaping (“Leaping Shares”) as set forth herein;

(G)	To induce ATIF to convert the Debt into Leaping Shares, (i) Leaping and its shareholders (“Sellers”) will enter into a Share Exchange Agreement (as defined below) with ATIF whereby the Sellers will sell and transfer an aggregate of 6,283,201 Leaping Shares to ATIF in consideration of which, ATIF will issue an aggregate of 7,140,002 ATIF Shares to the Sellers; and (ii) Leaping will issue an additional 2,916,667 Leaping Shares in exchange for the issue of an additional 2,800,000 ATIF Shares to Leaping (the “ATIF Consideration Shares”) pursuant to the terms and conditions of this Agreement; and

(H)	It is a condition to the closing of the transactions contemplated by this Agreement and the intent of the Parties that the closing of the share exchange as set forth in the Share Exchange Agreement (“Share Exchange Agreement”), dated of even date, by and between ATIF, Leaping, and the shareholders of Leaping is substantially concurrent with the Closing (as defined below) of this Agreement.

NOW THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by the context, the following words and expressions shall have the following meanings set opposite thereto:

“Leaping Companies”	means the Leaping, Yuezhong International Co., Ltd, Yuezhong Media Co., Limited, Yuezhong (Shengyang) Technology Co., Ltd, Leaping Media Group Co., Ltd, Shenyang Tianniu Media Co., Ltd, Shenyang Xiaogong Hotel Management Co., Ltd, Yuezhong Media (Dalian) Co., Ltd, Liaoning Leaping Internaitonal Cinema Management Co., Ltd, Harbin Yuechuzhong Media Co., Ltd, and Yuezhong (Beijing) Film Co., Ltd.

“Action”	means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate”	means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents”	means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“ATIF Share”	an ordinary share of US$0.001 par value each in ATIF.

“Business Day”	means A day on which licensed banks are generally open for business in United States, the Cayman Islands and/or the British Virgin Islands, except Saturday, Sunday and public holiday in the United States, the Cayman Islands and/or the British Virgin Islands.

“Closing”	means the consummation of the transactions of the sale and purchase of the Sale Shares as specified in Clause 5.

“Completion Date”	means within 5 business days after Conditions Precedent has been fully satisfied.

“Consent”	means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts”	means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control”	means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“GAAP”	means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority”	means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, regulatory body or other similar regulatory or dispute-resolving panel or body

“Indebtedness”	of any person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest) (b) all obligations for the deferred purchase price of property or services (other than trade payables and other expenses incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, I all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Knowledge”	means, with respect to (i) Leaping, the actual knowledge of the executive officers or directors of any Leaping Companies, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law”	means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities”	means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien”	means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect”	means with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Nasdaq”	means the Nasdaq Capital Market.

“Order”	means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents”	means, with respect to any Person, its certificate or incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person”	means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative”	means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC”	means the US. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“Subsidiary”	means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“US$”	means the legal currency used in the United States.

2.	SHARE ISSUANCE

2.1	Subject to the terms and conditions set forth in this Agreement, at the Closing, ATIF hereby agrees to purchase, and Leaping agrees to issue, 3,934,029 Leaping Shares in exchange for (i) the satisfaction of the Debt under the Loan and the Consulting Agreement, and (ii) the issuance of 2,800,000 ATIF Shares to Leaping (the “Consideration”).

3.	CONDITIONS PRECEDENT

3.1	Subject to waiver of conditions, the following must be satisfied and/or completed before the Closing to take place, without limitation:

(i)	The transactions contemplated under the Share Exchange Agreement shall be consummated substantially concurrently with the Closing;

(ii)	the board of directors and shareholders of Leaping shall have approved the transaction contemplated under the Agreement;

(iii)	due diligence investigation of the Leaping Companies to be performed by ATIF, of which ATIF shall be fully satisfied by the due diligence results at its sole discretion;

(iv)	the Leaping Companies remain in good standing;

(v)	the representation and warranties set forth in Clause 7 of this Agreement are true, accurate, and continued to be true and accurate from the day of the execution of this Agreement to the Completion Date;

(vi)	no Material Adverse Effect to the Leaping Companies having occurred or to occur from the day of the execution of this Agreement to the Completion Date;

(vii)	approval by ATIF’s board of directors regarding the sale purchase and related matters;

(viii)	there shall have been no orders, injunctions or decrees by any court of competent jurisdiction or governmental authority prohibiting the consummation of the transactions under this Agreement or the Share Exchange Agreement;

(ix)	execution of all related transactional and ancillary agreements by the parties; and

(x)	completion of any required stock exchange and regulatory review, including Nasdaq and the SEC, and receipt of any required regulatory approvals and necessary third-party approvals (as applicable).

4.	POST CLOSING COVENANT

4.1	As soon as reasonably possible following the Closing, Leaping will changes its fiscal year end from June 30 to July 31.

5.	CLOSING

5.1	The Closing shall take place on the Completion Date at the time and place as the Parties may agree when the following business shall be transacted:

At or before the Closing:

5.1.1.	ATIF shall deliver or cause to be delivered to Leaping:

(a)	copy of written resolutions of the board of directors of ATIF approving the issuance of the ATIF Consideration Shares to Leaping; and

(b)	Share certificate or an equivalent document evidencing ownership of 2,800,000 ATIF Shares by Leaping.

5.1.2.	Leaping shall deliver or cause to be delivered to ATIF:

(a)	copy of written resolutions of the board of director of Leaping approving the issuance of Leaping Shares for the Consideration; and

(b)	Share certificate or an equivalent document evidencing ownership of 3,934,029 Leaping Shares by ATIF.

6.	CONFIDENTIALITY

6.1	Save and except by operation of law, or order by court of any jurisdiction or the relevant government authority or with the prior written consent of the Parties to this Agreement, either Party in this Agreement may not disclose to any third party (save and except its professional representative, advisor or other person required by applicable law, rule, or regulation; including the SEC and applicable stock exchange requirements), any information and content of this Agreement, or any documents, information, data, technical secret or business confidential information that one Party obtained from the other Party in respect of ATIF or any person(s).

7.	WARRANTIES AND UNDERTAKING

7.1	Representations and Warranties by Leaping. Except as set forth in the disclosure schedules delivered by Leaping to ATIF on the date hereof (the “Leaping Disclosure Schedules”), the Clause numbers of which are numbered to correspond to the Clause numbers of this Agreement to which they refer, Leaping represents and warrants to ATIF, as of the date hereof and as of the Closing as follows:

7.1.1.	Organization and Standing. Leaping is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Leaping has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Leaping is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Leaping has heretofore made available to ATIF accurate and complete copies of the Organizational Documents of Leaping, as currently in effect. Leaping is not in violation of any provision of its Organizational Documents in any material respect.

7.1.2.	Schedule 7.1.2 provides a list of the Leaping Companies. Each of the Leaping Companies is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or established and has the legal right to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.

7.1.3.	The Leaping Shares rank pari passu in all respects with the other issued Shares of Leaping with the right to receive all dividends and distributions which may be declared, made or paid on or after the date of the Closing.

7.1.4.	All the Leaping Shares will be sold to ATIF subject to the Memorandum and Articles of Association of Leaping together with all benefits and rights attached or accrued thereto. Leaping further warrant that the contents of the Memorandum and Articles of Association of Leaping as disclosed to ATIF are true and correct.

7.1.5.	Leaping has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform Leaping’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Leaping of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of Leaping, and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of Leaping are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Leaping is a party shall be when delivered, duly and validly executed and delivered by Leaping and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Leaping, enforceable against Leaping in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

7.1.6.	Except as otherwise described in Schedule 7.1.6, no Consent of or with any Governmental Authority, on the part of Leaping is required to be obtained or made in connection with the execution, delivery or performance by Leaping of this Agreement and each Ancillary Document to which it is a party or the consummation by Leaping of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Leaping.

7.1.7.	Except as otherwise described in Schedule 7.1.7, the execution and delivery by Leaping of this Agreement and each Ancillary Document to which it is a party, the consummation by Leaping of the transactions contemplated hereby and thereby, and compliance by Leaping with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Leaping’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Clause 7.1.7 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Leaping or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Leaping under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Leaping under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Leaping Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Leaping.

7.1.8.	Leaping is authorized to issue 50,000,000 ordinary shares, par value $0.00284 per share. The issued and outstanding Leaping Shares as of the date of this Agreement are set forth on Schedule 7.1.8. All outstanding Leaping Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Act, Leaping Charter or any Contract to which Leaping is a party. None of the outstanding Leaping Shares have been issued in violation of any applicable securities Laws.

7.1.9.	Except as set forth in the Share Exchange Agreement, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Leaping or (B) obligating Leaping to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Leaping to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no shareholders agreements, voting trusts or other agreements or understandings to which Leaping is a party with respect to the voting of any shares of Leaping.

7.1.10.	SEC Filings and Leaping Financials.

(a)	Leaping has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Leaping with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Leaping has made available to ATIF copies in the form filed with the SEC of all of the following: (i) Leaping’s Annual Reports on Form 20-F for each fiscal year of Leaping beginning with the first year Leaping was required to file such a form, and (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Leaping with the SEC since the beginning, whether or not available through EDGAR, are, collectively, the “SEC Reports”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements referenced in Clause 7.1.10 are each true as of their respective dates of filing. As used in this Clause 7.1.10(a), the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, Leaping is no longer subject to SEC reporting obligations under the Securities Act or the Exchange Act. Leaping has filed a Form 15 with the SEC on March 14, 2020 suspending its SEC reporting obligations.

(b)	The financial statements and notes of Leaping contained or incorporated by reference in the SEC Reports (the “Leaping Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Leaping at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c)	Except as and to the extent reflected or reserved against in Leaping Financials, Leaping has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in Leaping Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since Leaping’s formation in the ordinary course of business.

7.1.11.	Each of the Leaping Companies has at all times complied with the relevant laws and regulations to conduct its business. Each of the Leaping Companies has not engaged in any illegal activities or any infringement activities or breached any laws, and any order or requirement under any regulations.

7.1.12.	There is no pending or, to the Knowledge of Leaping, threatened Action to which Leaping is subject which would reasonably be expected to have a Material Adverse Effect on Leaping. There is no material Action that Leaping has pending against any other Person. Leaping is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Leaping holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Leaping.

7.1.13.	Leaping is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

7.1.14.	All Leaping Shares to be issued and delivered in accordance with Clause 3.1 to ATIF, upon issuance and delivery of such Leaping Shares, will be fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, and the issuance and sale of such Leaping shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

7.1.15.	Leaping is not a “U.S. person” as that term is defined pursuant to Regulation S under the Securities Act; (b) is acquiring its portion of the ATIF Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such ATIF Shares; (c) has been advised and understands that the ATIF Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available, available, and (iii) are subject to additional restrictions on transfer pursuant to the Lock Up (as defined below); (d) is aware that an investment in ATIF is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that ATIF is under no obligation hereunder to register the ATIF Shares under the Securities Act. Leaping has not contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the ATIF Shares. Leaping acknowledges that the ATIF Shares are subject to dilution for events not under the control of Leaping. Leaping has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for Leaping and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by ATIF or its Representatives.

7.1.16.	Leaping understands that the ATIF Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from ATIF in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

7.1.17.	Leaping understands and agrees that the certificate(s) or the documents representing the ATIF Shares will bear one or more restrictive legends determined by counsel to ATIF to be necessary or appropriate in order to comply with United States federal or state securities laws or to secure or protect any applicable exemptions from registration or qualification, including a legend in substantially the following form and Leaping agrees to abide by the terms thereof:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY OTHER APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION, AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. THESE SECURITIES CANNOT BE TRANSFERRED, OFFERED, OR SOLD IN THE UNITED STATES OR TO A “U.S. PERSON” (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE ACT) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION AND ITS COUNSEL. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

TO RESTRICTIONS ON TRANSFER SET FORTH IN THE DEBT CONVERSION AND SHARE PURCHASE AGREEMENT, DATED AS OF APRIL 8, 2020 AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

7.1.18.	Leaping, nor any of its respective representatives on their behalf, has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated by this Agreement.

7.1.19.	Leaping has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of ATIF, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of ATIF for such purpose. Leaping acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of ATIF set forth in this Agreement and in any certificate delivered to Leaping pursuant hereto; and (b) neither ATIF nor any of its Representatives have made any representation or warranty as to ATIF or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to Leaping pursuant hereto.

7.1.20.	None of the information supplied or to be supplied by Leaping expressly for inclusion or incorporation by reference in any SEC filings to be made by ATIF will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

7.1.21.	Leaping hereby confirms that it has disclosed to ATIF in writing all reasonable matters which a reasonable purchaser should know and undertakes to inform ATIF in writing if it becomes aware of any matters of which will breach any warranties or are inconsistence to the warranties under this Agreement after this Agreement is executed and prior to the Completion Date.

7.2	Representations and Warranties by ATIF. ATIF hereby warrants to Leaping that the matters set forth below are true, accurate and not misleading as of the date of this Agreement and upon the Closing remains to be true, accurate and not misleading:

7.2.1.	When executed and delivered by both Parties, the Agreement constitutes valid and binding obligation of ATIF.

7.2.2.	ATIF is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or established and has the legal right to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.

7.2.3.	ATIF has all the power to enter into and executed this Agreement and other agreement anticipated to be completed and the transaction contemplated by this Agreement, and to perform its obligations under this Agreement.

7.2.4.	ATIF has made available to Leaping through the SEC’s EDGAR system, true and complete copies of the ATIF’s most recent Annual Report on Form 20-F for the fiscal year ended July 31, 2019, and all other reports furnished by ATIF pursuant to the Exchange Act since the filing of the Form 20-F for the fiscal year ended July 31, 2019 and prior to the date hereof (collectively, the “Buyer SEC Documents”). ATIF is engaged in all material respects only in the business described in ATIF SEC Documents and ATIF SEC Documents contain a complete and accurate description of the business of ATIF in all material respects. As of their respective dates, ATIF SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of ATIF SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

7.2.5.	As of the date of this Agreement, ATIF is authorised to issue up to a maximum of 100,000,000,000 ordinary shares with a par value of $0.001 each, divided into two classes of shares, of which 37,074,672 shares are issued and outstanding. Except as disclosed in ATIF SEC Documents and set forth in ATIF’s Organizational Documents, there are no anti-dilution or price adjustment provisions, co-sale rights, registration rights, rights of first refusal, redemption or other similar rights contained in the terms governing any outstanding security of ATIF or any Subsidiary that will be triggered by the issuance of its ordinary shares.

7.2.6.	The ATIF Consideration Shares are duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and shall be free and clear of all encumbrances and restrictions (other than those created by Leaping), except for restrictions on transfer set forth in this Agreement or imposed by applicable securities laws and will be issued subject to the provisions of ATIF's memorandum and articles of association.

7.2.7.	Except as set forth in ATIF’s SEC Documents, there is no action, suit, proceeding nor investigation pending or, to ATIF knowledge, currently threatened against ATIF that (a) if adversely determined would reasonably be expected to have a Material Adverse Effect or (b) would be required to be disclosed in ATIF’s Annual Report on Form 20-F. The foregoing includes, without limitation, any action, suit, proceeding or investigation, pending or threatened, that questions the validity of this Agreement or the right of ATIF to enter into such Agreement and perform its obligations hereunder. ATIF is not subject to any injunction, judgment, decree or order of any court, regulatory body, arbitral panel, administrative agency or other government body.

7.2.8.	ATIF is not a “U.S. person” as that term is defined pursuant to Regulation S under the Securities Act; (b) is acquiring its portion of the Leaping Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Leaping Shares; (c) has been advised and understands that the Leaping Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Leaping Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available, available; (d) is aware that an investment in Leaping is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that Leaping is under no obligation hereunder to register the Leaping Shares under the Securities Act. ATIF has not contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Leaping Shares. ATIF has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for ATIF and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Leaping or its Representatives.

7.2.9.	ATIF understands that the Leaping Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from Leaping in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

7.2.10.	ATIF understands and agrees that the certificate(s) or the documents representing the Leaping Shares will bear one or more restrictive legends determined by counsel to Leaping to be necessary or appropriate in order to comply with United States federal or state securities laws or to secure or protect any applicable exemptions from registration or qualification, including a legend in substantially the following form and ATIF agrees to abide by the terms thereof:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY OTHER APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION, AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. THESE SECURITIES CANNOT BE TRANSFERRED, OFFERED, OR SOLD IN THE UNITED STATES OR TO A “U.S. PERSON” (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE ACT) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION AND ITS COUNSEL. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

7.2.11.	ATIF, nor any of its respective representatives on their behalf, has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated by this Agreement.

7.2.12.	ATIF has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Leaping, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Leaping for such purpose. ATIF acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Leaping set forth in this Agreement and in any certificate delivered to Leaping pursuant hereto; and (b) neither Leaping nor any of its Representatives have made any representation or warranty as to Leaping or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to ATIF pursuant hereto.

8.	GENERAL RELEASE

8.1	In consideration of the conversion of the Debt into Leaping Shares, ATIF for itself and on behalf of QAT hereby releases and forever discharges Leaping, its respective assigns, partners, shareholders, subsidiaries, related entities, predecessors, successors, officers, directors, trustees, managers, agents, employees, and affiliates, from any and all claims, suits, demands, actions, causes of action, obligations, liabilities, expenses, costs, attorneys’ fees, liens of any kind or nature, and losses or damages whatsoever of any kind which in any way relate to or arise out of the Debt in connection with the Loan and the Consulting Agreement.

9.	LOCK UP

9.1	Leaping agrees not to offer, sell, assign, transfer pledge, contract to sell, or otherwise dispose of any ATIF Shares issued pursuant to this Agreement (“Lockup Shares”) for a period thirty-six (36) months from the Completion Date (“Lock Up”), provided, however, (i) after first six (6) months from the Completion Date, 40% of the Lockup Shares shall be free of the Lock Up, (ii) after first twelve (12) months from the Completion Date, 70% of the Lockup Shares shall be free of the Lock Up, and (iii) the remaining 30% of the Lockup Shares received under this Agreement shall be free of the Lock Up upon the later of (a) eighteen (18) months from the Completion Date, or (ii) when the amount of consolidated net income of the Leaping Group, on a consolidated basis, as determined in accordance with U.S. GAAP, consistently applied, at the end of any fiscal year ended starting with July 31, 2021 is not at negative. After the third (3rd) anniversary of the Completion Date, the Lock Up shall expire.

10.	SURVIVAL AND INDEMNIFICATION

10.1	Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Completion Date of the transactions contemplated by this Agreement.

10.2	Indemnification. Leaping agree to indemnify and hold harmless each of ATIF and its affiliates and their respective directors, officers, members, managers, attorneys, employees and agents from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of Leaping under this Agreement, and will reimburse any such Person for all such amounts as they are incurred by such Person.

11.	TERMINATION

11.1	Termination of Mutual Consent. This Agreement may be terminated at any time prior to the Completion Date by either Party upon five (5) days prior written notice to the other Party.

11.2	Procedure and Effect of Termination. If this Agreement is terminated as provided herein, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party.

12.	GENERAL

12.1	Each Party shall bear its own legal and out of pocket expenses incurred in relation to the preparation, negotiation and execution of this Agreement and all ancillary documents.

12.2	This Agreement shall be binding upon and inure for the benefit of the successors. None of the Parties shall assign or transfer the benefits, rights and obligations under this Agreement. Leaping shall not transfer the right and obligations under this Agreement to any third party without the prior written consent of ATIF and ATIF also shall not transfer the right and obligations under this Agreement to any third party without the prior written consent of Leaping.

12.3	Time is of essence in this Agreement.

12.4	The terms of this Agreement, or any agreement relating to this Agreement, shall not be deemed to constitute a partnership or agency relationship between the Parties to this Agreement.

12.5	No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

12.6	If any provision or part of a provision of this Agreement shall be, or be found to be invalid or unenforceable, such invalidity or enforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

12.7	Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8	ATIF and Leaping may in its sole discretion (i) extend the time for the performance of any obligation, (ii) waive any inaccuracy in the representations and warranties by such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.9	This Agreement constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements or arrangements (if any) between them relating to the subject matter hereof.

12.10	Any variations and supplements to this Agreement (and the deed entered into between the Parties of even date) shall be made in writing and shall be effective after the execution by all Parties.

12.11	This Agreement may be executed in one or more counterparts, and each such counterpart shall constitute any original of this Agreement, and all the counterparts shall together constitute one and the same instrument.

13.	JURISDICTION AND ARBITRATION

13.1	This Agreement shall be governed by and construed in accordance with the laws of New York, United States. Any dispute, disagreement or claim arising out of or in connection with this Agreement shall be decided by binding arbitration in accordance with the laws of the Hong Kong Special Administrative Region in accordance with the Arbitration Rules of the Hong Kong Mediation and Arbitration Centre. The place of arbitration is Hong Kong. The number of arbitrators is one. The arbitration language shall be Chinese.

14.	NOTICES

14.1	Any notice or other communication shall be deemed to have been served or delivered at the time specified below if sent to the address set out in Clause 14.2: (A) if given or made by personally delivery, upon delivery to the relevant address; (B) by post forty-eight (48) hours after being put in the post in Hong Kong properly addressed to an address in Hong Kong with pre-paid postage; or (C) by international carrier by forty-eight (48) hours after being sent to an international carrier properly addressed for urgent delivery; or (D) by E-mail upon actual receipt by the recipient in readable form.

The following shall be used for communication and serving notices:

If to ATIF:

Address:	Suites 1903-04, 19/F, AXA Tower, Landmark East, 100 How Ming Street, Kwun Tong, Kowloon, Hong Kong

E-mail:	moon@atifchina.com

If to Leaping:

Address:	Room 2010, Huaruntiexi Centre, No.158,

Jianshe East Road, Tiexi District,

Shenyang City, Liaoning Province, P.R.China

E-mail:	Jiangtao@mediayz.com

14.2	Any Party may change its address or email address by notice by advising the other Parties in writing by one of the above-mentioned manners as set out in Clause 14.1 of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed by the Parties on the day and year first above written.

ATIF:

Authorized representative:

ATIF Holdings Limited	)
)
Signatory: Jun Liu	) /s/Jun Liu
Witness:

/s/ Qiuli Wang
Name: Qiuli Wang

Leaping:

Authorized representative:

Leaping Group Co., Ltd.	)
)
Signatory: Jiang Bo	) /s/ Jiang Bo

Witness:

/s/ Jiang Tao
Name: Jiang Tao